December 27, 2002

Securities and Exchange Commission

Washington, D.C.  20549

Re:

Flanders Corporation

File No: 0-27958

Dear Sir or Madam:

We have read Item 4 of the Form 8-K of Flanders Corporation dated December 6, 2002, and, other than as described below, we agree with the statements concerning our Firm contained therein.  We have no basis to agree or disagree with the statements regarding actions taken on December 9, 2002, by the Board of Directors of Flanders Corporation, included in the first paragraph of Item 4, or statements related to Pender Newkirk & Company contained in the fifth and sixth paragraphs of Item 4.

We believe Item 4 should be supplemented and, in part, amended as follows.  Grant Thornton has informed the Company of certain matters which Grant Thornton considers to be disagreements as contemplated in Item 304 of Regulation S-K, that occurred in connection the Company’s original filing on Form 10-Q for the quarter ended June 30, 2002:

o

On August 19, 2002, when the Company first filed its Form 10-Q for the quarter ended June 30, 2002, the Company failed to disclose that Grant Thornton had not completed its review of the financial information in the filing.  Grant Thornton believes that such disclosure was required.

o

Grant Thornton disagreed with the Company over disclosures regarding the completion of the first step of the transitional impairment test required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" and the disclosure of violations of certain financial loan covenants in the Company’s working capital facility in accordance with Item 4-08(c) of Regulation S-X.

Grant Thornton informed management and the audit committee of these matters.  These matters were resolved to the satisfaction of Grant Thornton as disclosed in the Company’s amended filing on Form 10-Q/A for the quarter ended June 30, 2002, filed on November 21, 2002.

Very truly yours,

GRANT THORNTON LLC